UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           ARMSTRONG HOLDINGS, INC.
                           ------------------------
                               (Name of Issuer)


                     Common Stock, $1 par value per share
                 --------------------------------------------
                        (Title of Class of Securities)


                                  042384107
                         -----------------------------
                                (CUSIP Number)


                              December 31, 2006
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                        [   ]   Rule 13d-1(b)

                        [ X ]   Rule 13d-1(c)

                        [   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 7 Pages

                                 SCHEDULE 13G

CUSIP No.: 042384107                                         Page 2 of 7 Pages

................................................................................
1.   Names of Reporting Persons.

     CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

     I.R.S. Identification Nos. of above persons (entities only).
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization                    Maryland
................................................................................
Number of             5.   Sole Voting Power                     0
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                   0
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power                0
Person With          ..........................................................
                      8.   Shared Dispositive Power              0
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person       0
................................................................................
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     0.0%
................................................................................
12.  Type of Reporting Person:

     CO
................................................................................

                                 SCHEDULE 13G

CUSIP No.: 042384107                                         Page 3 of 7 Pages

................................................................................
1.   Names of Reporting Persons.

     MARK D. LERNER

     I.R.S. Identification Nos. of above persons (entities only).
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization             United States of America
................................................................................
Number of             5.   Sole Voting Power                     0
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                   0
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power                0
Person With          ..........................................................
                      8.   Shared Dispositive Power              0
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person       0
................................................................................
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     0.0%
................................................................................
12.  Type of Reporting Person:

     HC; IA
................................................................................

                                 SCHEDULE 13G

CUSIP No.: 042384107                                         Page 4 of 7 Pages

................................................................................
1.   Names of Reporting Persons.

     TRACI LERNER

     I.R.S. Identification Nos. of above persons (entities only).
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization             United States of America
................................................................................
Number of             5.   Sole Voting Power                     0
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                   0
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power                0
Person With          ..........................................................
                      8.   Shared Dispositive Power              0
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person       0
................................................................................
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     0.0%
................................................................................
12.  Type of Reporting Person:

     HC; IA
................................................................................

                                                             Page 5 of 7 Pages

Item 1(a).  Name of Issuer:

            Armstrong Holdings, Inc.  (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            P.O. Box 3001, Lancaster, PA 17604

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)   Chesapeake Partners Management Co., Inc. ("CPMC");

            ii)  Mark D. Lerner ("Mr. Lerner"); and

            iii) Traci Lerner ("Ms. Lerner").

            This Statement relates to Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership ("CPLP"); and Chesapeake Partners International Ltd., a Cayman Islands exempted company ("CPINTL"). CPMC serves as investment manager to each of CPLP and CPINTL. CPMC also serves as the General Partner of CPLP. Mr. Lerner and Ms. Lerner are officers of CPMC. In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for each of CPLP and CPINTL.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of CPMC, Mr. Lerner and Ms. Lerner is 1829 Reisterstown Road, Suite 420, Baltimore, Maryland 21208.

Item 2(c).  Citizenship:

            i)   CPMC is a Maryland corporation;

            ii)  Mr. Lerner is a citizen of the United States of America; and

            iii) Ms. Lerner is a citizen of the United States of America.


Item 2(d).  Title of Class of Securities:

            Common Stock, $1 par value per share (the "Shares").

Item 2(e).  CUSIP Number:

            042384107

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

                                                             Page 6 of 7 Pages

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            None of the Reporting Persons may be deemed to beneficially own any Shares.

Item 4(b)   Percent of Class:

            The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner of constitutes approximately 0.0% of the total number of Shares outstanding.

Item 4(c)   Number of Shares of which such person has:

CPMC, Mr. Lerner and Ms. Lerner:
-------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:                    0


Item 5.     Ownership of Five Percent or Less of a Class:

            If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10. Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 7 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007               CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                      By: /s/ Mark D. Lerner
                                          --------------------------------
                                      Name:  Mark D. Lerner
                                      Title: Vice President

Date: February 14, 2007               MARK D. LERNER

                                      /s/ Mark D. Lerner
                                      ----------------------------

Date: February 14, 2007               TRACI LERNER

                                      /s/ Traci Lerner
                                      ----------------------------